EXHIBIT 5.3

Avocats	35 Avenue John F. Kennedy P.O. Box 1107 L-1011 Luxembourg Telephone (352) 26 08 1 Facsimile (352) 26 08 88 88 patrick.geortay@linklaters.com

To:	Anheuser-Busch InBev Worldwide Inc. 1209 Orange Street Wilmington Delaware 19801

3 December 2009

Dear Sirs,

Anheuser-Busch InBev Worldwide Inc. - Offer to exchange all outstanding U.S.$1,500,000,000 3.000% Notes due 2012, all outstanding U.S.$1,250,000,000 4.125% Notes due 2015, all outstanding U.S.$2,250,000,000 5.375% Notes due 2020 and all outstanding U.S.$500,000,000 6.375% Notes due 2040 (together, the “Initial Notes”) issued under the Indenture (as defined below) for registered U.S.$1,500,000,000 3.000 per cent. Notes due 2012, registered U.S.$1,250,000,000 4.125 per cent. Notes due 2015, registered U.S.$2,250,000,000 5.375 per cent. Notes due 2020 and registered U.S.$500,000,000 6.375 per cent. Notes due 2040 (together, the “Exchange Notes”)

1	Introduction

We have acted as Luxembourg legal advisers to Anheuser-Busch InBev N.V./S.A. in connection with the registration of the Exchange Notes and the guarantees to be endorsed thereon (the “Exchange Guarantees”) under the U.S. Securities Act of 1933 (the “Securities Act”). The Exchange Guarantees are granted by, among others, Brandbrew S.A., a company incorporated and existing under the laws of the Grand Duchy of Luxembourg (“Luxembourg”), having its registered office at 5, Parc d’Activité Syrdall, L-5365 Münsbach, and registered with the Luxembourg Register of Commerce and Companies under the number B-75696 (“Brandbrew”) and by Ambrew S.A., a company incorporated and existing under the laws of Luxembourg, having its registered office at 5, Parc d’Activité Syrdall, L-5365 Münsbach, and registered with the Luxembourg Register of Commerce and Companies under the number B-99.525 (“Ambrew” and together with Brandbrew, the “Guarantors”).

We have taken instructions from Anheuser-Busch InBev N.V./S.A. and the Guarantors.

This communication is confidential and may be privileged or otherwise protected by work product immunity.

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2	Scope of Inquiry

For the purpose of this opinion, we have examined the following documents:

2.1	the Form F-4 Registration Statement dated 3 December 2009 (the “Registration Statement”) as filed with the Securities and Exchange Commission;

2.2	the base indenture dated 16 October 2009 between, among others, the Issuer, Anheuser-Busch InBev N.V./S.A. as Parent Guarantor, the Guarantors and The Bank of New York Mellon Trust Company, N.A. as Trustee (the “Base Indenture”);

2.3	the first supplemental indenture dated 16 October 2009 between, among others, the Issuer, Anheuser-Busch InBev N.V./S.A. as Parent Guarantor, the Guarantors and The Bank of New York Mellon Trust Company, N.A. as Trustee relating to the U.S.$ 1,500,000,000 3.000% Notes due 2012 (the “First Supplemental Indenture”), the second supplemental indenture dated 16 October 2009 relating to the U.S.$ 1,250,000,000 4.125% Notes due 2015 (the “Second Supplemental Indenture”), the third supplemental indenture dated 16 October 2009 relating to the U.S.$ 2,250,000,000 5.375% Notes due 2020 (the “Third Supplemental Indenture”), the fourth supplemental indenture dated 16 October 2009 relating to the U.S.$ 500,000,000 6.375% Notes due 2040 (the “Fourth Supplemental Indenture”) and the fifth supplemental indenture dated 27 November 2009 relating to the amendment of Section 209 of the Base Indenture (including, as a schedule thereto, the form of Exchange Notes and Exchange Guarantees) (the “Fifth Supplemental Indenture” and together with the Base Indenture, the First Supplemental Indenture, the Third Supplemental Indenture and the Fourth Supplemental Indenture, the “Indenture”);

2.4	the coordinated articles of incorporation of Brandbrew dated 25 July 2007 (the “Brandbrew Articles”);

2.5	the coordinated articles of incorporation of Ambrew dated 18 November 2008 (the “Ambrew Articles” and together with the Brandbrew Articles, the “Articles”);

2.6	an excerpt of the Luxembourg Register of Commerce and Companies pertaining to Brandbrew dated 26 November 2009 (the “Brandbrew Excerpt”);

2.7	an excerpt of the Luxembourg Register of Commerce and Companies pertaining to Ambrew dated 26 November 2009 (the “Ambrew Excerpt” and together with the Brandbrew Excerpt, the “Excerpts”);

2.8	a copy of the circular resolutions of all directors of Brandbrew adopted on 9 October 2009 and 14 October 2009, approving the granting of a guarantee in relation to the Notes and the entering by Brandbrew into the Documents (as defined below) (the “Brandbrew Resolutions”);

2.9	a copy of the circular resolutions of all directors of Ambrew adopted on 9 October 2009 and 14 October 2009, approving the granting of a guarantee in relation to the Notes and the entering by Ambrew into the Documents (as defined below) (the “Ambrew Resolutions” and together with the Brandbrew Resolutions, the “Resolutions”);

2.10	a copy of the power of attorney and appointment granted to Mr. John Blood by Benoit Loore in relation to the execution of the Registration Statement on behalf of AmBrew (the “First PoA”);

2.11	a copy of the power of attorney and appointment granted to Mr. John Blood by Benoit Loore in relation to the execution of the Registration Statement on behalf of BrandBrew (the “Second PoA”);

2.12	a copy of the power of attorney granted by Gert Bert Maria Magis and Jan Craps in relation to the execution of the Registration Statement and the registration of the Exchange Notes under the Securities Act on behalf of AmBrew (the “Third PoA”);

2.13	a copy of the power of attorney granted by Gert Bert Maria Magis and Jean-Louis Van de Perre in relation to the execution of the Registration Statement and the registration of the Exchange Notes under the Securities Act on behalf of BrandBrew (the “Fourth PoA” and together with the First PoA, the Second PoA and the Third PoA, the “PoAs”);

2.14	a non-bankruptcy certificate issued on 3 December 2009 by the Clerk’s office of the Luxembourg District Court with respect to Brandbrew (the “Brandbrew Non-Bankruptcy Certificate”); and

2.15	a non-bankruptcy certificate issued on 3 December 2009 by the Clerk’s office of the Luxembourg District Court with respect to Ambrew (the “Ambrew Non-Bankruptcy Certificate” and together with the Brandbrew Non-Bankruptcy Certificate, the “Non-Bankruptcy Certificates”).

The documents referred to under 2.1 to 2.3 being collectively referred to as the “Documents”.

Terms defined in the Documents shall have the same meaning herein, unless the context requires otherwise and subject to any contrary indication.

3	Assumptions

For the purposes of this opinion, we have assumed:

3.1	the genuineness of all signatures on all documents submitted to us as originals and the completeness and conformity to originals thereof of all documents submitted to us as copies or specimens, and that each signature on an Document is the signature of the individual so identified and the signature of an individual who is not identified is the genuine signature of a person duly authorized to represent the relevant party to the Documents;

3.2	the due authorisation, execution and delivery of the Documents by the parties thereto other than the Guarantors, and the power, authority and legal right of the parties thereto other than the Guarantors to enter into, execute, deliver and perform their respective obligations thereunder, and compliance with all applicable laws and regulations, other than Luxembourg law;

3.3	that all authorisations, approvals and consents of any country other than Luxembourg which may be required in connection with the execution, delivery and performance of the Documents have been or will be obtained;

3.4	that the Documents and other documents in respect of the Exchange Notes are valid, binding and enforceable under all applicable laws other than Luxembourg law;

3.5	that the Articles remain in full force and effect without modification;

3.6	that the Resolutions are true records of the proceedings described in them, were validly taken and remain in full force and effect without modification;

3.7	that the PoAs were validly granted, have not been revoked and remain in full force and effect without modification;

3.8	that the Guarantors derive from the Documents a direct or indirect commercial or financial benefit;

3.9	the choice of the laws of the State of New York as the governing law of the Documents has been made in good faith and would be regarded as a valid and binding selection as a matter of law in the State of New York, and would be upheld by the Courts of the State of New York and the laws of all other relevant jurisdictions (other than the laws of Luxembourg);

3.10	that the Excerpts and the Non-Bankruptcy Certificates are up-to-date;

3.11	that there are no dealings between the parties to the Documents that affect the rights and obligations of the parties to the Documents;

3.12	that the Guarantors have their central administration, within the meaning of the law of 10 August 1915 on commercial companies, as amended, and/or the centre of their main interests, within the meaning of Council Regulation EC/1346/2000 of 29 May 2000 on insolvency proceedings, in Luxembourg;

3.13	that the Exchange Guarantees will be (i) identical to the guarantees given in respect of the Initial Notes, save for those changes reflected in the Fifth Supplemental Indenture or for those changes which are not changes of substance and (ii) issued in accordance with the terms and conditions of the Indenture or an indenture identical to the form thereof, save for those changes which are not changes of substance.

3.14	that the Exchange Notes will not be the subject of a public offer in Luxembourg or a listing or admission to trading on a market in Luxembourg, unless the relevant requirements of Luxembourg law concerning the public offer or listing or admission to trading on a market of securities have been fulfilled; and

3.15	that there is nothing under any law (other than Luxembourg law) which would or might affect the opinions hereinafter appearing.

4	Opinion

Based on the documents referred to in section 2 above, subject to the assumptions made in section 3 above and subject to the qualifications in section 5 below and subject further to any matters not disclosed to us, we are of the following opinion:

4.1	The Guarantors have been duly incorporated for an unlimited duration and are validly existing as companies limited by shares (sociétés anonymes) under the laws of Luxembourg. As of the date of this opinion and based on the Non-Bankruptcy Certificates, the Guarantors are not subject to bankruptcy (“faillite”), reprieve from payment (“sursis de paiement”), controlled management (“gestion contrôlée”) or an arrangement with creditors (“concordat préventif de la faillite”) in Luxembourg.

4.2	The Guarantors have full power, capacity and authority under their respective Articles to enter into and execute the Documents and the Exchange Notes (including the endorsement of the Exchange Guarantees on the Exchange Notes) and to perform their respective obligations under the Documents in accordance with their terms.

4.3	The Documents and the Exchange Notes (including the endorsement of the Exchange Guarantees on the Exchange Notes) have been duly authorised by and on behalf of the Guarantors.

4.4	The Documents have been duly executed.

4.5	There is no reason so far as Luxembourg law is concerned why, in any action in the Luxembourg courts where the laws of the State of New York are pleaded and proved, the obligations of the Guarantors under the Indenture would not be valid, legal, binding and enforceable in accordance with their terms.

4.6	The execution of the Documents and the Exchange Notes (including the endorsement of the Exchange Guarantees on the Exchange Notes) by the Guarantors and the performance of their respective obligations thereunder do not conflict with or result in a breach of any of the terms or provisions of the Articles or any law, public rule or regulation applicable to the Guarantors in Luxembourg currently in force.

4.7	No authorisations, consents or approvals are required from any governmental authorities or agencies or other official bodies in Luxembourg in connection with the authorisation, execution or delivery of the Documents, the Exchange Notes and/or the Exchange Guarantees or the performance by the Guarantors of their respective obligations under any of them.

4.8	It is not necessary to ensure the legality, validity, enforceability or admissibility in evidence of the Documents, the Exchange Notes and the Exchange Guarantees that any documents be filed, recorded or enrolled with any governmental department or other authority in Luxembourg.

4.9	Luxembourg courts will recognize the choice of the laws of the State of New York as the governing law of the Documents, the Exchange Notes and/or the Exchange Guarantees subject to Luxembourg overriding statutes and unless the substantive law chosen by the parties is incompatible with Luxembourg international public policy.

4.10	The consents, where relevant, to the jurisdiction of the Courts of New York or New York State or federal courts sitting in the Borough of Manhattan, the City of New York, New York, as the case may be, as contained in the Documents, the Exchange Notes and/or the Exchange Guarantees are valid and binding in any action in the Luxembourg courts.

4.11	There are no stamp, registration or similar taxes, duties or charges under the laws of Luxembourg payable in connection with the performance of the Guarantors’ obligations under the Documents, the Exchange Notes and/or the Exchange Guarantees. Depending on the nature of the document at stake, a registration fee (“droit d’enregistrement”) of €12 and/or of 0.24% ad valorem will be due if any of the Documents, the Exchange Notes and/or the Exchange Guarantees are voluntarily presented to the registration formalities or are adduced as evidence before a Luxembourg court or exhibited before a Luxembourg public authority (“autorité constituée”), should such court or public authority order the registration of such Document, Exchange Notes and/or Exchange Guarantee.

4.12	The Guarantors are not entitled to any immunity in Luxembourg on the basis of sovereignty or otherwise in respect of its obligations under the Documents.

4.13	A final civil and commercial judgment obtained in the Courts of the State of New York, United States of America in respect of the Indenture will be enforceable in Luxembourg subject to Luxembourg ordinary rules on enforcement (“exequatur”) of foreign judgments. Pursuant to such rules, an enforceable judgment rendered by any US court based on contract would not directly be enforceable in Luxembourg. However, a party who obtains a judgment in a US court may initiate enforcement proceedings in Luxembourg (“exequatur”), by requesting enforcement of the US judgment before the competent District Court (“Tribunal d’Arrondissement”), pursuant to Section 678 of the New Luxembourg Code of Civil Procedure. The District Court will authorize the enforcement in Luxembourg of the US judgment if it is satisfied that the following conditions are met:

•	the US judgment is enforceable (“exécutoire”) in the United States;

•	the jurisdiction of the US court is founded according to Luxembourg private international law rules and to the applicable domestic US jurisdiction rules;

•	the US court has applied to the dispute the substantive law which would have been applied by Luxembourg courts;

•	the principles of natural justice have been complied with; and

•	the US judgment does not contravene the Luxembourg international public policy.

Luxembourg courts do currently not review the merits of the case in enforcement proceedings, although there is no clear statutory prohibition of such review.

4.14	When the Registration Statement has become effective under the Securities Act and the Exchange Notes (including the endorsement of the Exchange Guarantees on the Exchange Notes) have been duly executed and authenticated in accordance with the terms of the Indenture and duly issued and delivered in exchange for the Initial Notes, there is no reason insofar as Luxembourg law is concerned why the obligations of the Guarantors under the Exchange Guarantees would not be valid and binding upon the Guarantors.

5	Qualifications

Our opinion as to the enforceability of the Documents is subject to the following qualifications:

5.1	The binding effect and validity of the Documents, the Exchange Notes and the Exchange Guarantees and their enforceability against the Guarantors are subject to all limitations by reason of bankruptcy, insolvency, moratorium, controlled management, general settlement with creditors, reorganisation, or similar laws relating to or affecting the rights of creditors generally.

5.2	Any obligation to pay a sum of money in a currency other than the euro will be enforceable in Luxembourg in terms of euro only. Monetary judgments may be expressed in a foreign currency or its euro equivalent at the time of judgment or payment.

5.3	Certain obligations other than payment of money obligations may not be the subject of specific performance pursuant to Court orders, but may result in damages only.

5.4	Obligations to make payment that may be regarded as penalties might not be enforceable under Luxembourg law.

5.5	Any certificate or determination which would by contract be deemed to be conclusive may not be upheld in a Luxembourg Court.

5.6	A Luxembourg Court may refuse to give effect to a purported contractual obligation to pay costs imposed upon another party in respect of the costs of any unsuccessful litigation brought against that party before a Luxembourg Court and the Luxembourg Court may not award by way of costs all of the expenditure incurred by a successful litigant in proceedings brought before a Luxembourg Court.

5.7	The provisions in jurisdiction clauses contained in the Documents, the Exchange Notes and/or the Exchange Guarantees whereby the taking of proceedings in one or more jurisdictions shall not preclude the taking of proceedings in any other jurisdiction, whether concurrently or not, might not be enforceable in a Luxembourg Court. If proceedings were previously commenced between the same parties and on the same grounds as proceedings in Luxembourg, a plea of pendency might (and, in some cases, has to) be entered in the Luxembourg Court and proceedings stayed pending the termination of the proceedings abroad.

5.8	A contractual provision allowing the service of process against the Guarantors to a service agent or any other third party appointed to such effect could be overridden by Luxembourg statutory provisions allowing the valid service of process against the Guarantors in accordance with applicable laws at the registered office of each of the Guarantors.

5.9	Claims may become barred under applicable statutory limitations period rules.

5.10	Claims may be or become subject to applicable defenses of set-off or counterclaims.

5.11	Any term of any of the agreements herein referred to may be amended orally or by conduct by the parties thereto, notwithstanding any provision to the contrary contained therein.

5.12	We express no opinion as to tax matters save for the opinions in 4.11.

5.13	We express no opinion as to accounting matters.

5.14	Luxembourg courts may award payment terms (i.e. an extended period within which the debtor is to make payment) in exceptional circumstances.

5.15	We express no opinion as to the accuracy of any representations and/or warranties given by the Guarantors (expressly or impliedly) under or by virtue of the Documents, the Exchange Notes and/or the Exchange Guarantees save if and insofar as the matters represented and/or warranted are the subject of specific opinions on this matter.

5.16	A translation into the French or German language of the Documents, the Exchange Notes and/or the Exchange Guarantees may be required if they were adduced as evidence before a Luxembourg Court or before any other official authority (“autorité constituée”) in Luxembourg.

5.17	We reserve our opinion as to the extent to which Luxembourg courts would, in the event of any relevant illegality or unenforceability, sever the offending provisions and enforce the remainder of the transaction of which such provisions form a part, notwithstanding any express provisions in this regard.

5.18	Where any obligations are to be performed or observed, or are based upon matters arising in a jurisdiction outside Luxembourg, they may not be enforceable under Luxembourg law if and to the extent that such performance or observance would be unlawful, unenforceable, or contrary to public policy under the laws of such other jurisdiction.

5.19	In Luxembourg, enforcement may be limited by the general principle of good faith.

5.20	The enforcement in the Luxembourg courts of the Documents, the Exchange Notes and/or the Exchange Guarantees will require that the content of the laws of the State of New York, by which they are expressed to be governed, be positively proven by the parties, if they require the application of the laws of the State of New York.

5.21	Our opinion that the Guarantors are existing is based on the Articles, the Non-Bankruptcy Certificates and the Extracts pertaining to them. It should be noted that the Non-Bankruptcy Certificates and the Extracts are not capable of revealing conclusively whether or not a winding up or administration petition or order has been presented or made, a receiver appointed, an arrangement with creditors proposed or approved or any other insolvency proceedings commenced.

5.22	Under Luxembourg law it is acceptable for a Luxembourg company to grant a guarantee for the obligations of group companies, if the granting of such guarantee is justified by the group’s interest. In such a case, it is generally considered that the guarantees / third party security granted for group purposes may not exceed the guarantor’s financial capabilities. In the case at hand, even though this is a factual matter on which we do not opine, the combination in the guarantee limitation language referred to in section 209 of the Base Indenture of (i) no inclusion in the maximum aggregate liability of Ambrew of Ambrew’s other liabilities for group purposes under the agreements to which Ambrew is or will become a party and (ii) limitation of the liability of the Guarantors to 100% (one hundred percent) of their own capital and their subordinated debt might result in the guarantees to exceed the Guarantors’ financial capabilities.

We are not aware of any published Luxembourg case law in respect of the above. In the absence of any Luxembourg case law, French and/or Belgian authorities may have certain bearing. In case the guarantees exceed the Guarantors’ financial capabilities,

(a)	the guarantees could be held null and void and/or unenforceable; and

(b)	in specific circumstances, the creditors, who have taken advantage of the guarantees, might be liable in tort, in which case damages may be due to harmed third parties.

We are not aware of any French or Belgian authorities which would have decided that the unenforceability would only apply to the excess risk taken by the Guarantors. Even though it sounds sensible to us that there should only be a partial unenforceability in such a case, it is unclear whether this approach would be followed by a court.

6	Luxembourg Law

This opinion speaks as of its date and is confined to, and is solely given on the basis of, the laws of Luxembourg as applied by the Luxembourg Courts and as presently in force. We undertake no responsibility to notify any addressee of this opinion of any change in the laws of Luxembourg or their construction or application after the date of this opinion.

In this opinion, Luxembourg legal concepts are expressed in English terms and not in their original French terms. The concepts concerned may not be identical to the concepts described by the same English terms as they exist under the laws of other jurisdictions. This opinion may, therefore, only be relied upon under the express condition that it is given under Luxembourg law and that any issues of interpretation arising thereunder will be governed by Luxembourg law and be brought before a Luxembourg court.

We express no opinion as to any laws other than the laws of Luxembourg and we have assumed that there is nothing in any other law that affects our opinion. In particular, we have made no independent investigation of the laws of the State of New York as the basis for the opinion stated herein and we do not express or imply any opinion on such laws.

7	Reliance

We consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not hereby concede that we are within the category of persons whose consent is required under Section 7 of the Securities Act, as amended, or the rules and regulations of the U.S. Securities and Exchange Commission thereunder.

Yours faithfully

Linklaters LLP

by

/s/ Patrick Geortay

Patrick Geortay